SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

EuroSite Power Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29881X100

(CUSIP Number)

Samya Barshovi

Brevan Howard Investment Products Ltd.

St. Helier (Jersey) Geneva Branch

Rue d’Italie 10

1204 Geneva, Switzerland

+4122 884 0773

with a copy to:

Will Hanson

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

(617) 338-2983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29881X100	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 29,071,297 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 29,071,297 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 29,071,297 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)  This percentage has been calculated based on 82,265,056 shares of EuroSite Power Inc. common stock outstanding as of August 11, 2016, as reported in EuroSite Power Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2016.

CUSIP No. 29881X100	13D	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed with the SEC by Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship (together, the “Reporting Persons”), to amend and restate the disclosures contained in the Schedule 13D originally filed on May 31, 2016, as amended by the Schedule 13D/A filed on October 7, 2016, by the Reporting Persons with respect to their ownership of the common stock, par value $0.001 per share (the “Common Stock”), of EuroSite Power Inc., a company incorporated under the laws of Delaware (the “Issuer”).  This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of a share exchange between the Reporting Persons and American DG Power Inc. (“ADGE”), an affiliate of the Issuer, in September 2016.

ITEM 1. SECURITY AND ISSUER.

The class of securities to which this Amendment relates is the Common Stock of the Issuer.  The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND.

There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

On October 3, 2014, pursuant to a Convertible Note Amendment Agreement by and among Tryfon Natsis, the Issuer and certain other noteholders, Mr. Natsis converted, in full, his 4% Senior Convertible Note Due 2018, originally issued by the Issuer on April 24, 2014 (the “Note”), in the aggregate principal amount of $300,000, into 600,000 shares of Common Stock of the Issuer. The Note was cancelled and the Reporting Persons, as Joint Tenants with the Right of Survivorship, were issued shares of the Issuer’s Common Stock at a conversion price of $0.50 per share.

The Reporting Persons are collectively the beneficiaries of an International Pension Plan (an “IPP”) managed by RBC Corporate Employee & Executive Services.  On January 29, 2016, the Reporting Persons received a distribution from their IPP that consisted of (i) 2,893,949 shares of Common Stock of the Issuer and (ii) 414,000 warrants to purchase shares of Common Stock of the Issuer.  These warrants are immediately exercisable and will expire on October 3, 2017.

On May 4, 2016, pursuant to a Convertible Note Exchange Agreement by and among Tryfon Natsis and American DG Energy Inc. (“ADGE”), the Issuer’s parent, Mr. Natsis exchanged, in full, his 6% Senior Convertible Note Due 2018, originally issued on October 3, 2014 by ADGE, in the aggregate principal amount of $6,900,000, for the receipt by the Reporting Persons, as Joint Tenants with the Right of Survivorship, of 10,920,000 shares of Common Stock of the Issuer.

On September 27, 2016, the Reporting Persons received a distribution from their IPP that consisted of (i) 4,957,348 shares of Common Stock of the Issuer and (ii) 606,000 warrants to purchase shares of Common Stock of the Issuer.  These warrants are immediately exercisable at a conversion price of $0.60 and will expire on October 3, 2017.

The Reporting Persons hold a 6% senior unsecured convertible debenture due 2018 and issued by ADGE in an original principal amount of $10,100,000 (the “Debenture”). On September 30, 2016, the Reporting Persons acquired 9,700,000 shares of common stock of the Issuer from ADGE in exchange for the cancellation of an aggregate amount of $4,263,737 in principal and prepaid interest of the Debenture.  This portion of the Debenture was exchanged at a rate of $0.40 per share of Common Stock of the Issuer.  As part of this exchange, the Reporting Persons received an aggregate of $2,200,000 from the Issuer in exchange for the Reporting Persons canceling and relinquishing warrants they held to purchase an aggregate amount of 1,020,000 shares of common stock of the Issuer from ADGE with an exercise price of $0.60 and an expiration date of October 3, 2017 and for further reducing the principal of the Debenture from $5,618,681 to $3,418,681.

CUSIP No. 29881X100	13D	Page 4 of 5 Pages

ITEM 4. PURPOSE OF TRANSACTION.

There have been no material changes to the information previously reported under Item 4 in the Schedule 13D with respect to the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)         According to information provided by the Issuer, 82,265,056 shares of the Issuer’s Common Stock were outstanding as of August 11, 2016.  As of September 30, 2016, the Reporting Persons directly beneficially own, as Joint Tenants with the Right of Survivorship, 29,071,297 shares, or 35.3% of the shares outstanding, of the Issuer’s Common Stock.

(b)         Each Reporting Person shares voting and dispositive power of all 29,071,297 of such Reporting Person’s shares of the Issuer’s Common Stock with the other Reporting Person.

(c)          On September 30, 2016, the Reporting Persons acquired 9,700,000 shares of common stock of the Issuer from ADGE in exchange for the cancellation of an aggregate amount of $4,263,737 in principal and prepaid interest of the Debenture.  This portion of the Debenture was exchanged at a rate of $0.40 per share of Common Stock of the Issuer.  As part of this exchange, the Reporting Persons received an aggregate of $2,200,000 from the Issuer in exchange, in part, for the Reporting Persons canceling and relinquishing warrants they held to purchase an aggregate amount of 1,020,000 shares of common stock of the Issuer from ADGE with an exercise price of $0.60 and an expiration date of October 3, 2017.

(d)         Inapplicable.

(e)          Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described above and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Form of Convertible Note Exchange Agreement, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by ADGE on August 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2016
/s/ Tryfon Natsis
Tryfon Natsis,
in his capacity as a Joint Tenant with the Right of Survivorship

October 26, 2016
/s/ Despoina Pantopoulou
Despoina Pantopoulou,
in her capacity as a Joint Tenant with the Right of Survivorship